UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                        SEC File Number: 0-15502
                                                         CUSIP Number: 205862402

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_|
Form N-SAR |_| Form N-CSR

         For Period Ended: October 31, 2007
                           -------------------------

         |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          -------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:          N/A
                                              -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Comverse Technology, Inc.
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Full Name of Registrant


N/A
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Former Name if Applicable

810 Seventh Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10019
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City, State and Zip Code


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                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
|_| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Comverse Technology, Inc. (the "Company") plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007 as soon as practicable, but will not be able to file it on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

      This delay is the result of the ongoing investigations by the special committee of the Company's Board of Directors (the "Special Committee") previously disclosed in the Company's press releases dated March 14, 2006 and November 14, 2006 and the evaluation of the Company's recognition of revenue based on the application of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended and interpreted, specifically relating to vendor specific objective evidence ("VSOE"), previously disclosed in the Company's press release dated November 5, 2007.

      The Special Committee's investigations relate to past stock option grant practices and related accounting matters (the "Phase I Investigation"), and other financial and accounting matters, including errors in the recognition of revenue related to certain contracts, errors in the recording of certain deferred tax accounts and the misclassification of certain expenses in earlier periods (the "Phase II Investigation"). In addition, based on information provided to the Company, areas of financial reporting under investigation include the possible misuse of accounting


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      reserves and the understatement of backlog for fiscal 2002 and prior periods.

      As disclosed in the Company's press release dated March 22, 2007 attached as Exhibit 99.1 to the Company's Current Report on Form 8-K furnished to the Securities and Exchange Commission (the "SEC") on March 28, 2007, the Special Committee has substantially concluded its investigation of matters related to the Phase I Investigation. In addition, as disclosed in the Company's press release dated June 11, 2007 attached as Exhibit 99.1 to the Company's Current Report on Form 8-K furnished to the SEC on June 12, 2007, the Special Committee has substantially completed the investigation portion of its Phase II Investigation.

      As disclosed in the Company's press release dated November 5, 2007 attached as Exhibit 99.1 to the Company's Current Report on Form 8-K furnished to the SEC on November 5, 2007, the SOP 97-2 VSOE related matters arose in connection with the audit of the Company's financial statements for fiscal year 2006 (ended January 31, 2007) by the Company's independent registered public accounting firm. Such evaluation is not part of the investigations conducted by the Special Committee. Included in this evaluation is a determination of VSOE of fair value for the various elements of the Company's bundled hardware and software solutions and associated services for earlier years as well.

      The Company intends to file its periodic reports for the fiscal years ended January 31, 2006 and January 31, 2007, the fiscal quarters ended April 30, 2007, July 31, 2007 and October 31, 2007, and any prior periods required for the Company to be current in its reporting obligations, together with any restated historical financial statements, as soon as practicable.

      Note: This Form 12b-25 contains "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. There can be no assurances that any forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could affect the Company include: the results of the investigation of the Special Committee, appointed by the Board of Directors on March 14, 2006, of matters relating to the Company's stock option grant practices and other accounting matters, including errors in revenue recognition, errors in the recording of deferred tax accounts, expense misclassification, the possible misuse of accounting reserves and the understatement of backlog; the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of such investigation or as result of the Company's VSOE evaluation; the Company's inability to file reports with the Securities and Exchange Commission; the effects of the delisting of the Company's Common Stock from NASDAQ and the quotation of the Company's Common Stock in the "Pink Sheets," including any adverse effects relating to the trading of the stock due to, among other things, the absence of market makers; risks relating to the Company's ability to relist its Common Stock on NASDAQ; risks relating to alleged defaults under the Company's ZYPS indentures, including acceleration of repayment; risks of litigation (including the pending securities class action and derivative lawsuits) and of governmental investigations or proceedings arising out of or related to the Company's


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      stock option practices or any other accounting irregularities or any restatement of the financial statements of the Company, including the direct and indirect costs of such investigations and restatement; risks related to Verint Systems Inc's. merger with Witness Systems, Inc., including risks associated with integrating the businesses and employees of Witness; risks associated with integrating the businesses and employees of the Global Software Services division acquired from CSG Systems International, Netcentrex S.A. and Netonomy, Inc.; changes in the demand for the Company's products; changes in capital spending among the Company's current and prospective customers; the risks associated with the sale of large, complex, high capacity systems and with new product introductions as well as the uncertainty of customer acceptance of these new or enhanced products from either the Company or its competition; risks associated with rapidly changing technology and the ability of the Company to introduce new products on a timely and cost-effective basis; aggressive competition may force the Company to reduce prices; a failure to compensate any decrease in the sale of the Company's traditional products with a corresponding increase in sales of new products; risks associated with changes in the competitive or regulatory environment in which the Company operates; risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights; risks associated with significant foreign operations and international sales and investment activities, including fluctuations in foreign currency exchange rates, interest rates, and valuations of public and private equity; the volatility of macroeconomic and industry conditions and the international marketplace; the risk of declines in information technology spending; risks associated with the Company's ability to retain existing personnel and recruit and retain qualified personnel; and other risks described in filings with the Securities and Exchange Commission. The Company undertakes no commitment to update or revise forward-looking statements except as required by law.


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Avi Aronovitz                      (212)                    739-1017
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  (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |_| Yes |X| No

      The Company has not filed its Annual Reports on Form 10-K for the fiscal years ended January 31, 2006 and January 31, 2007 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007 and July 31, 2007.



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(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes* |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      * As discussed above, the Company is currently in the process of audit and review of its financial statements, including the evaluation of the Company's revenue recognition based on the application of SOP 97-2 specifically related to VSOE. The analysis of these matters requires the review of a large number of individual transactions over several years, and the Company cannot estimate at this time the impact on its previously issued financial statements or previously issued results. Because the Company has not completed the preparation of its consolidated financial statements for the quarters ended October 31, 2006 and 2007, the Company is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations from the quarter ended October 31, 2006 to the quarter ended October 31, 2007.



                            Comverse Technology, Inc.
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                  (Name of Registrant as Specified in Charter)











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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 10, 2007
                                             COMVERSE TECHNOLOGY, INC.


                                             By:    /s/  Cynthia Shereda
                                                --------------------------------
                                                 Name:  Cynthia Shereda
                                                 Title: Executive Vice President
                                                        and General Counsel





















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